UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Russell ETF Trust

Address of Principal Business Office (No. & Street, State, Zip Code):

909 A Street

Tacoma, WA 98402

Telephone Number (including area code): 1-800-426-7969

Name and address of agent for service of process:

Mary Beth Rhoden, Esq.

Russell ETF Trust

909 A Street

Tacoma, WA 98402

Telephone: 253-439-4846

With copies to:

John V. O’Hanlon, Esq.

Dechert LLP

200 Clarendon Street

27th Floor

Boston, MA 02116

Telephone: 617-728-7100

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on behalf of the Registrant in the City of Tacoma and the State of Washington, on the 2nd day of April, 2010.

RUSSELL ETF TRUST

By:	/S/ MARY BETH RHODEN
Name:	Mary Beth Rhoden
Title:	Assistant Secretary

Attest:	/S/ CHERYL B. WICHERS
Name:	Cheryl B. Wichers
Title:	Chief Compliance Officer